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ROCHE HOLDING 82-3315

Media release

Roche

03032698

Basel, 16 October 2003

Dynamic sales growth outpaces global market — Pharmaceuticals growth accelerates further

Roche Group:

- Roche Group posts marked double-digit growth in core businesses; sales up 19% in local currencies and 10% in Swiss francs
- Successful completion of Vitamins Division sale allows Roche to focus exclusively on high-growth, innovation-driven pharmaceuticals and diagnostics businesses
- Positive full-year outlook
  - Double-digit growth for Pharmaceuticals Division and high single-digit growth for Diagnostics; both divisions set to continue to outpace global market
  - Double-digit increase in operating profit in both businesses (in local currencies)
  - Improved outlook for Group operating profit margin: Roche now expects slight increase over last year

Pharmaceuticals:

- Pharmaceuticals Division growth accelerates further in third quarter; nine-month sales up 23% in local currencies (+13% in CHF), well ahead of global market
- New products successfully launched: sales of Pegasys and Copegus reach 619 million Swiss francs; Fuzeon now launched in 12 countries
- Sustained strong growth of oncology products (+34% in local currencies)

Diagnostics:

- Diagnostics Division substantially ahead of world market: sales up 7% in local currencies (+1% in CHF)
- Integration of Disetronic progressing as planned
- Acquisition of Igen opens potential for further substantial growth through unrestricted access to immunology market

dlw 10/23

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

The Roche Group recorded combined sales of 21.2 billion Swiss francs from its two core businesses in the first nine months of 2003. Compared with the previous-year period, this represents a substantial gain of 19% in local currencies (+10% in CHF). Growth was driven both by the Pharmaceuticals Division, where sales were up by an exceptionally strong 23% in local currencies (+13% in CHF), and by the Diagnostics Division, which posted a 7% gain in local currencies (+1% in CHF).

Commenting on the nine-month figures, Roche Chairman and CEO Franz B. Humer said, 'Now that the sale of the Vitamins Division has been closed, Roche is concentrating entirely on expanding its core businesses further. The above-market growth rates in our Pharmaceuticals and Diagnostics Divisions show that our strategy of focus and innovation is working. The integration of Chugai contributed to growth, as did strong sales of new and established Roche products in both divisions. The very robust increases in sales of Pegasys, Copegus and NeoRecormon, the continuing strength of our oncology portfolio and the dynamic growth of our Diabetes Care and Molecular Diagnostics businesses were among the decisive success factors.'

	2003	2002		% change
Sales from January to September	mCHF	mCHF	in CHF	in local currencies
Pharmaceuticals	15,767	13,903	13%	23%
Roche worldwide prescription group	14,449	12,756	13%	23%
OTC	1,318	1,147	15%	21%
Diagnostics	5,418	5,367	1%	7%
Combined sales from core businesses	21,185	19,270	10%	19%
Vitamins and Fine Chemicals	2,263	2,574	-12%	-5%
Reclassification	-96	-143	-	-
Group sales (consolidated)	23,352	21,701	8%	16%

Pharmaceutical sales are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division, which has been divested to DSM. These sales totalled CHF 96 million and CHF 143 million in 2003 and 2002 respectively.

The Roche Group anticipates a double-digit increase in local-currency sales revenues for full-year 2003. In view of an anticipated weaker market environment, Roche has revised its forecast for the Diagnostics Division slightly and now expects full-year sales growth to be in the high single-digit range in local currencies. For the Pharmaceuticals Division, Roche continues to expect sales for the year to increase by double digits in local currencies, even though the base effect of the Chugai acquisition will no longer apply in the fourth quarter. Roche expects operating profit in both divisions to show double-digit gains in local currencies. Based on its positive performance to date,

Roche has revised its forecast regarding the Group's full-year operating profit margin upwards from 'at least stable' to 'slightly improved', despite increased investments in product development and market launches.

Pharmaceuticals Division

Sales by the Pharmaceuticals Division in the first nine months of 2003 grew 23% in local currencies (+13% in CHF) to 15,767 million Swiss francs. The Division has also seen a strong improvement in quarter by quarter sales compared to the same period last year. Prescription drug sales alone showed a robust gain of +23% in local currencies (+13% in CHF) compared with the year-earlier period. Even excluding Chugai, which contributed roughly half of total growth, the division's performance (above +10%) was still ahead of the global pharmaceuticals market (+8%). Growth was once again driven mainly by Roche's successful oncology portfolio, which posted an impressive 34%[1,2] increase in sales, fuelled by strong gains by MabThera/Rituxan, Xeloda and Herceptin. The anemia products NeoRecormon and Epogin and the immunosuppressant CellCept turned in similarly strong performances. Roche's recently launched combination hepatitis C therapy, Pegasys and Copegus, continues to be extremely successful, gaining market share in all major markets. In the United States Pegasys already accounts for 42% of new hepatitis C prescriptions. Roche's new HIV fusion inhibitor, Fuzeon, is now available in 12 countries, and further major markets will be launching in the coming months.

Key development projects are moving ahead as planned. An application for approval of Avastin in colorectal cancer was filed with the US FDA in September and has been designated for priority review. An EU regulatory filing for the product is anticipated at the end of the year or early 2004. Avastin has already been guaranteed fast-track review status by Swiss regulators. In October Roche will announce the results of the first phase III trial of Pegasys in hepatitis B and detailed data from a phase II trial of MabThera in rheumatoid arthritis. Preliminary results from a phase II trial with CERA in renal disease will be announced in November. CERA is a new-generation medicine for anemia. Early next year data will be available from a phase III trial of Pegasys in patients co-infected with HIV and the hepatitis C virus.

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[1] Unless otherwise noted, all percentage changes are based on results in local currencies.
[2] Oncology portfolio:MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (85%), Neutrogin, Picibanil.

Above-market growth in all key regions

Helped by solid sales growth, Roche worldwide prescription products gained market share in all major regions. In the highly competitive North American market sales grew by a robust 15%, substantially ahead of the market average (+10%). Positive sales growth was also achieved in Europe, where sales advanced 8%. Chugai continued to post healthy sales growth in Japan. Roche's sales in Latin America improved by 1%, against a 12% overall decline in the market caused by the region's continuing economic difficulties.

Oncology: strong growth for key medicines

Posting a gain of 36%, MabThera/Rituxan, the world's first therapeutic monoclonal antibody for non-Hodgkin's lymphoma (NHL), continued the strong double-digit sales growth of previous months, fuelled by increased market penetration in indolent and aggressive NHL. Continued growth is expected following publication of the results of a recent study showing greatly improved long-term survival and increased chance for a cure in aggressive NHL patients. The recent recommendation by the UK's National Institute for Clinical Excellence (NICE) for the use of MabThera as first-line treatment in aggressive NHL and the drug's approval in Japan for this patient population are also expected to reinforce sales growth.

Herceptin, prescribed for the targeted treatment of advanced breast cancer, continued to record strong sales growth in all key markets (+31%). A recently published study shows that a combination of Herceptin and Taxotere improved survival compared with Taxotere alone in women with an aggressive form of breast cancer. Xeloda sales also grew significantly (+36%). This oral tumour-activated medicine is used to treat advanced breast and colorectal cancers and is achieving steady sales growth in both indications.

As already reported, a recently published phase III study of Tarceva, a new form of anti-cancer treatment, in combination with conventional chemotherapy did not show an improvement in overall survival in non-small cell lung cancer patients. Roche nevertheless will continue its clinical development programme studying Tarceva both in non-small cell lung cancer and in a variety of other tumour types. A monotherapy trial with Tarceva in pre-treated lung cancer patients is proceeding as planned.

Anemia products: NeoRecormon shows dynamic growth

NeoRecormon and Epogin, the Group's leading anemia therapies for patients with kidney disease and cancer, continued to achieve strong sales growth, even excluding additional sales contributed by Chugai. NeoRecormon continues to benefit from its unrestricted label in the renal indication and more active uptake in the fast-growing pre-dialysis and oncology markets. In the renal segment, NeoRecormon increased its market share and strengthened its position as the European market

leader. In oncology, successful product differentiation and better market penetration contributed to an impressive 54% rise in sales.

Virology: Pegasys and Copegus post outstanding performances in all markets

Pegasys and Copegus have made rapid market share gains in all major markets, with sales continuing to show a significant upward trend. Combined sales totalled 619 million Swiss francs worldwide. In the key US market Pegasys now accounts for 38% of total prescriptions and an even higher 42% of new prescriptions for hepatitis C.

Monthly sales of Fuzeon are steadily increasing as the product is now launched in 12 markets. Negotiations to obtain reimbursement approval for Fuzeon in the European Union are moving ahead as planned. US sales are in line with expectations. Major progress has been made in expanding production capacity, ensuring that adequate supplies of Fuzeon will be available for all patients requiring the drug.

Sales of the HIV protease inhibitor Viracept declined 13% compared with the same period last year. Price reductions granted to developing countries and continued competitive pressure from newly launched HIV medicines were the main factors responsible for the decrease.

Transplantation: continued double-digit growth

CellCept continues to post solid growth (+28%), underscoring its role as a cornerstone of low toxicity immunosuppressive therapy in kidney, liver and heart transplantation. This product remains the leading branded immunosuppressant in the United States and is also performing extremely well in all other markets. Combined sales of Valcyte and Cymevene were up 6%. Sales in the transplant sector are growing steadily, following approvals in the European Union and the United States for the prevention of CMV disease.

Other key products: Rocephin and Roaccutan/Accutane under pressure from generics

As a result of strong generic competition in Europe, sales of Rocephin were down 7% compared with the same period a year ago. In line with expectations, Roaccutan/Accutane experienced a substantial decline in sales (-40%). The market entry of competing generics, both in the United States and in the European Union, accounted for the drop in sales, though in both regions the product continues to command roughly half of the market. While Xenical sales were down 13% for the period, they continue to outperform the market for prescription weight loss medication as a whole. Sales of Dilatrend, the leading beta blocking agent for chronic heart failure, continued to grow by double digits (+19%). Positive clinical trial data showing that Dilatrend confers a significant survival benefit compared with a conventional beta blocker are among the factors that have helped drive sales.

Consumer Health: steady progress

Sales of Roche's non-prescription (OTC) medicines rose 21% in local currencies (+15 % in CHF) to 1,318 million Swiss francs. This gain resulted from the integration of Chugai's OTC business and good sales growth in established segments. Excluding Chugai, the Group's consumer health sales grew by more than 4% in local currencies, outpacing the market as a whole. This strong growth was fuelled by sales of core OTC brands, which were up 9% (in local currencies), and by increased sales in Asia (+23%).

Diagnostics Division

In the first nine months of 2003 the Diagnostics Division recorded sales of 5,418 million Swiss francs, a rise of 7% in local currencies (+1% in CHF) over the year-earlier period. Each region showed above-average growth, with Asia–Pacific and Iberia/Latin America well into the double-digit range. In the United States and Europe Diabetes Care and Molecular Diagnostics remained the principal growth drivers. Roche has revised its performance expectations downward as a result of weaker growth in the global diagnostics market.

Diabetes Care: leadership in blood sugar monitoring expanded

Sales by Roche Diabetes Care in the first nine months of 2003 were up 12% in local currencies, despite the slower growth currently being seen in the diabetes market worldwide. Once again, this successful performance was driven by the Accu-Chek Compact, Advantage and Active product lines. The integration of Disetronic and the development of a new generation of insulin pumps, scheduled for launch in the second half of next year, continued according to plan. Sales by the newly-acquired insulin pump business grew by a substantial 12% in Europe and by 5% worldwide. Roche is working closely with the FDA to address the agency's concerns about Disetronic's production processes and documentation and has taken steps to resolve these issues.

Molecular Diagnostics: market lead extended

Sales by Roche Molecular Diagnostics increased by 11% as the business area strengthened its leading position with the targeted expansion of its PCR portfolio and the launch of AmpliChip P450. In-vitro diagnostic tests continued their double-digit sales growth (+20%), while sales to industrial customers again declined. Blood-screening tests and PCR tests for HIV/AIDS, hepatitis C and sexually transmitted diseases remained the main growth drivers. The first fully automated test for detecting West Nile virus in donated blood was successfully introduced at blood banks in the United States and Canada for clinical testing.

The assay also detects other potentiall[illegible]al pathogens belonging to the Japanese encephalitis virus group. The Cobas TaqMan 48 analyser, which recently received regulatory clearance in Europe, is

expected to stimulate additional growth. The Cobas TaqMan product line puts state-of-the-art PCR technology within the reach of every laboratory. In addition to delivering quantitative results quickly and offering high sensitivity and a wide measurement range, this highly innovative technology helps reduce the risk of sample contamination.

Centralized Diagnostics: growth rate double that of the market

Roche Centralized Diagnostics recorded a sales increase of 6%, with the immunochemistry segment (Elecsys product line) showing solid double-digit growth. More than 9000 Elecsys analysers are currently in use worldwide. The Elecsys product menu will soon be expanded further with the launch of a new marker for fertility tests. By acquiring Igen, Roche has secured long-term rights to the use of Igen's electrochemiluminescence technology and can now exploit its full potential in the division's Elecsys family of products. The transaction ensures that Roche will be able to continue giving customers and patients unrestricted access to this technology. At the end of September 2003 the Federal Trade Commission, the US antitrust authority, approved the acquisition.

Near Patient Testing: market leadership in coagulation monitoring and primary care maintained

Nine-month sales by Roche Near Patient Testing declined 3% as a result of the divestment of the OPTI systems and drugs-of-abuse testing businesses in the first half of 2003. Near Patient Testing maintained its market leadership in the coagulation monitoring and primary care (compact systems for doctors' offices) segments, however, thanks primarily to double-digit growth in sales of coagulation monitors in Europe and Asia. Roche Diagnostics expects upcoming launches of new test strips for these devices to stimulate further growth. The SARS epidemic last spring resulted in increased demand in Asia for blood gas and electrolyte analysers.

Applied Science: sales affected by sluggish biotech industry growth

Performance in this business segment (-6%) was again held back in the third quarter by the slow recovery of the US biotech market. With its sharp focus on the life science research, genomics and proteomics segments, Roche Applied Science is strongly positioned for future growth. LightTyper, a new instrument for SNP analysis that can process over 18,000 samples in just eight hours, was launched in the third quarter. SNPs are small variations in DNA, some of which are associated with certain diseases.

Vitamins and Fine Chemicals Division: sale to DSM closed

Nine-month sales in the Vitamins Division totalled 2,263 million Swiss francs (-5% in local currencies, -12% in CHF). Overall, sales volumes remained stable as the division continued to face difficult market conditions. While the volume of sales of some standard products declined, these

losses were offset by innovative new products and specialty formulations. The sale of the Vitamins and Fine Chemicals was completed following approval of the sale by the US and European antitrust authorities. The Roche Group's consolidated financial statements for 2003 will therefore only include the results of the division's operations up to 30 September 2003.

This media release, including a full set of tables, can be found at
http://www.roche.com/med-corp-detail-2003?id=1054&media-language=e

Disclaimer
This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

Media Release

Roche

Basel, 17 October 2003

Roche and deCODE announce discovery of significant genetic risk factors for heart attack

DNA-based diagnostics applying these findings may enable more targeted, individualized prevention strategies

Roche Diagnostics and deCODE genetics (Nasdaq/Nasdaq Europe:DCGN) today announced a landmark discovery under their alliance to develop DNA-based diagnostic tests for common diseases. deCODE scientists have identified forms of a gene that confer approximately twice the average risk of myocardial infarction, or heart attack. The companies plan to use this information in the development of a DNA-based test to identify individuals who are at elevated risk, thereby facilitating the implementation of preventive measures that can help minimize the risk of these individuals suffering a heart attack. deCODE receives a milestone payment from Roche for this discovery.

deCODE mapped the gene through a genome-wide linkage study involving a total of 2,000 patients and unaffected relatives from families across Iceland. The deCODE team then sequenced the gene and conducted an association analysis of patients and unrelated controls using more than 1,000 SNPs (single-nucleotide polymorphisms) within the locus. The two at-risk haplotypes, or forms of the gene, each delineated by only 6 SNPs, are both common and were found to confer significant risk of heart attack in the Icelandic population. These haplotypes confer risks equal to or greater than those conferred by other well-known risk factors, such as smoking, high blood pressure, high cholesterol or diabetes.

"This is a very important and exciting discovery and underscores once again the advantages of deCODE's human genetics approach for discovering the major genetic risk factors for common diseases. By tracing how predisposition to myocardial infarction is inherited across the Icelandic population, we have pinpointed a major gene and a small number of genetic markers within that

gene that define the increased risk," said Kari Stefansson, CEO of deCODE. "This is an important first step in empowering patients to minimize the health impact of a family history of heart attack. We are now working with our partners at Roche to validate and broaden our findings in diverse populations."

"Roche has demonstrated a major commitment to discovering and using genetic markers to create new diagnostic tools to help doctors realize the promise of personalized healthcare," said Heino von Prondzynski, head of Roche Diagnostics worldwide and member of the Roche Executive Committee. "Our goal is to provide actionable health information that enables doctors to help their patients take the necessary steps to minimize their heart attack risk. We plan to utilize the genetic risk factors discovered by deCODE, together with others we are researching, to develop a DNA-based myocardial infarction risk prediction test, complementing our existing portfolio of cholesterol and C-reactive protein cardiac risk prediction tests."

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit Roche's websites www.roche.com and www.roche-diagnostics.com.

About deCODE

deCODE is using population genetics to create a new paradigm for healthcare. With its uniquely comprehensive population data, deCODE is turning research on the genetic causes of common diseases into a growing range of products and services — in gene and drug discovery, DNA-based diagnostics, pharmacogenomics, bioinformatics, and clinical trials. deCODE's pharmaceuticals group, based in Chicago, and deCODE's biostructures group, based in Seattle, conduct downstream development work on targets derived from deCODE's proprietary research in human genetics as

well as contract service work for pharmaceutical and biotechnology companies. deCODE is delivering on the promise of the new genetics.[SM] Visit us on the web at www.decode.com.